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SEC FILE NUMBER
8-69418

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NextGen Capital Markets

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3715 Northside Pkwy, NW, Suite 1-250
(No. and Street)

Atlanta (City) GA (State) 30327 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael O. Brown (404) 303-8840
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Habif, Arogeti & Wynne, LLP
(Name – *if individual, state last, first, middle name*)

Five Concourse Parkway, Ste. 1000 (Address) Atlanta (City) GA (State) 30328 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael O. Brown, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NextGen Capital Markets, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BENGIE MAR S DIAMOS
MY COMMISSION EXPIRES
FEB 15 2018
FORSYTH CO., GEORGIA
NOTARY PUBLIC

Notary Public

Signature

Financial and Operational Principal

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NEXTGEN CAPITAL MARKETS, LLC

Financial Statements for the year ended December 31, 2015

With Report of Independent Registered Public Accounting Firm

NEXTGEN CAPITAL MARKETS, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
Pursuant to SEC Rule 17a-5(d)
FOR THE YEAR ENDED DECEMBER 31, 2015

TABLE OF CONTENTS

HAW
HABIF, AROGETI & WYNNE, LLP
Certified Public Accountants and Business Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
NextGen Capital Markets, LLC

We have audited the accompanying statement of financial condition of NextGen Capital Markets, LLC (a limited liability company) (the "Company"), as of December 31, 2015, and the related statements of income, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in pages 10 through 11 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Habif, Arogeti & Wynne, LLP

Atlanta, GA

February 22, 2016

Five Concourse Parkway ■ Suite 1000 ■ Atlanta, Georgia 30328
404.892.9651 ■ www.hawcpa.com
An Independently Owned and Operated Member of Morison KSi

NEXTGEN CAPITAL MARKETS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

ASSETS		
Cash	$	485,331
Accounts receivable		5,000
Deposits		107
Total assets	$	490,438

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts Payable	$	1,624
Total liabilities		1,624
MEMBER'S EQUITY		488,814
Total liabilities and member's equity	$	490,438

The accompanying notes are an integral part of these financial statements

NEXTGEN CAPITAL MARKETS, LLC

STATEMENT OF INCOME
FOR YEAR ENDED DECEMBER 31, 2015

REVENUES	$ 1,270,762
EXPENSES	
Consulting and legal fees	35,020
Marketing and promotion	13,975
Regulatory expenses	6,194
Bad debt expense	6,000
Occupancy and general operating expenses	4,954
Interest	
Total expenses	66,143
OTHER INCOME	
Interest income	2,699
NET INCOME	$ 1,207,318

The accompanying notes are an integral part of these financial statements.

NEXTGEN CAPITAL MARKETS, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR YEAR ENDED DECEMBER 31, 2015

Beginning of year	$ 40,143
Contributions from member	---
Distributions to member	(758,647)
Net income	1,207,318
End of year	$ 488,814

The accompanying notes are an integral part of these financial statements

NEXTGEN CAPITAL MARKETS, LLC

STATEMENT OF CASH FLOWS
FOR YEAR ENDED DECEMBER 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 1207,318
Adjustments to reconcile net income to net cash provided by operating activities	
Accounts receivable	1,000
Reimbursable expenses	2,868
Prepaid expenses	1,000
Deposits	520
Accounts Payable	1,624
Due to Member	(14,974)
Deferred income	(5,000)
NET CASH PROVIDED BY OPERATING ACTIVITIES	$ 1,194,356
CASH FLOWS FROM FINANCING ACTIVITIES	
Contributions from member	--
Distributions to member	(758,646)
NET CASH PROVIDED BY FINANCING ACTIVITIES	435,709
NET INCREASE IN CASH	49,622
Cash at beginning of period	49,622
Cash at end of period	$ 485,331

The accompanying notes are an integral part of these financial statements.

NEXTGEN CAPITAL MARKETS, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015

Note A
Summary of Significant Accounting Policies

Nature of Operations:

NextGen Capital Markets, LLC (the "Company"), was formed as a limited liability company in Georgia in January 2014. The Company is a wholly-owned subsidiary of NextGen Capital, LLC (the "Member"), is a registered broker-dealer under the Securities Exchange Act of 1934, and was approved as a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") in August 2014. The Company is also a member of the Securities Investor Protection Corporation ("SIPC"). The Company provides merger and acquisition advisory services to domestic and international companies and assists its clients in analyzing capitalization alternatives and arranging private placements of debt, equity and equity-related securities. The Company does not carry customer funds or securities.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk Arising From Cash Deposits in Excess of Insured Limits:

The Company maintains cash balances at a financial institution that at times may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant risks on cash.

Revenue Recognition:

Investment banking fees includes fees earned from providing merger and acquisition and other advisory services to clients. Revenue is recognized when earned, which generally occurs as the services are performed, or upon consummation of a transaction.

Income Taxes:

The Company is a single member limited liability company and as such, is a disregarded entity for tax purposes and does not file tax returns or pay income taxes. All income and losses are passed through to the Member to be included on the Member's tax return.

Note A
Summary of Significant Accounting Policies (continued)

Income Taxes (continued)

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, *Accounting for Uncertainty in Income Taxes*. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status including its status as a pass-through entity, and the decision not to file a tax return. The company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary

Fair Value of Financial Instruments:

The Company's financial instruments, including cash, accounts receivable, other assets, due to member and deferred income are carried at cost, which approximates their fair value because of the short- term nature of these assets and liabilities.

Note B
Related Party Transactions

The Company entered into an Expense Sharing Agreement in March 2014 with the Member. Pursuant to the agreement the Company reimburses the Member for certain expenses incurred by the Member but for which the Company receives benefit. Expenses such as rent, general office expenses, and marketing costs are allocated to the Company.

During the year ended December 31, 2015, Company incurred expenses of $19,488. The total amount due to the Member for such expenses at December 31, 2015 totaled $1,624.

Note C
Net Capital

The Company, as a registered broker-dealer, is subject to the Net Capital Rule (Rule 15c3-1) of the Securities and Exchange Commission and is required to maintain a minimum net capital of not less than the greater of $5,000 or 6 2/3% of the Company's aggregate indebtedness as defined by the Rule. At December 31, 2015 the Company had net capital of $483,707 which was $478,707 in excess of its minimum required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital shall not exceed 15 to 1 as a broker-dealer and at December 31, 2015 the ratio of aggregate indebtedness to net capital was .34 to 1.

NEXTGEN CAPITAL MARKETS, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015

Note D
Exemption from SEC Rule 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission pursuant to subparagraph (k)(2)(i) and accordingly is not required to maintain a reserve account for the exclusive benefit of customers.

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission pursuant to subparagraph (k)(2)(i) and accordingly is not required to make a determination of the possession and control requirements of the rule.

Note E
Concentrations

Significant Transactions:

A significant transaction is defined as one from which at least 10% of annual revenue is derived. The Company had revenue from two customers totaling $1,070,762 which comprised 84% of investment banking fee revenues for the year ended December 31, 2015. The revenue from these two customers were collected during the year ending December 31, 2015 and no accounts receivable were due from customers as of that date.

Note F
Subsequent Events

The Company evaluated subsequent events through February 26, 2015, when these financial statements were available to be issued. The Company is not aware of any additional significant events that occurred subsequent to the balance sheet date but prior to the filing of this report that would have a material impact on the financial statements.

SUPPLEMENTARY INFORMATION

NEXTGEN CAPITAL MARKETS, LLC

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
DECEMBER 31, 2015

Total member's equity	$ 488,813
Nonallowable assets	
Accounts receivable	5,000
Deposits	107
Total nonallowable assets	5,107
NET CAPITAL	$ 483,707
COMPUTATION OF NET CAPITAL REQUIREMENT	
Aggregate indebtedness	$ 1,624
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required (the greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Capital in excess of minimum requirement	$ 478,707
Ratio of aggregate indebtedness to net capital	.34 to 1

Note: There is no material difference between the preceding computation and the Company's computation in the corresponding unaudited Part IIA of Form X17A-5 as of December 31, 2015.

NEXTGEN CAPITAL MARKETS, LLC

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2015

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2015

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

HA W

HABIF, AROGETI & WYNNE, LLP

Certified Public Accountants and Business Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of NextGen Capital Markets, LLC

We have reviewed management's statements, included in the accompanying exemption letter, in which (1) NextGen Capital Markets, LLC ("the Company") identified the following provision of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Habif, Arogeti & Wynne, LLP

Atlanta, GA

February 22, 2016

NextGen
CAPITAL

NextGen Capital LLC
3715 Northside Parkway NW, Suite 1-250
Atlanta, GA 30327
678-648-1601

NextGen Capital Markets, LLC EXEMPTION REPORT

NextGen Capital Markets, LLC, (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by Rule 17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) During the fiscal year ended December 31, 2015, the Company claimed an exemption from provision (k)(2)(i) of Rule 15c3-3.

(2) The Company met the identified exemption provision in Rule15c3-3(k) throughout the most recent fiscal year without exception.

NextGen Capital Markets, LLC

I affirm that to my best knowledge and belief, this Exemption Report is true and correct.

John Cary	Michael O. Brown
Manager	Financial & Operations Principal

NEXTGEN CAPITAL MARKETS, LLC

AGREED-UPON PROCEDURES REPORT RELATED TO THE SIPC GENERAL ASSESSMENT RECONCILIATION

DECEMBER 31, 2015

NEXTGEN CAPITAL MARKETS, LLC

TABLE OF CONTENTS

HA&W

Certified Public Accountants and Business Advisors

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Member of NextGen Capital Markets, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by NextGen Capital Markets, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating NextGen Capital Markets, LLC's compliance with the applicable instructions of Form SIPC-7. NextGen Capital Markets, LLC's management is responsible for NextGen Capital Markets, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below, either for the purpose for which this report has been requested, or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noted below, noting no differences;

Payee	Date	Amount
Securities Investor Protection Corp.	October 31, 2015	$ 539
Securities Investor Protection Corp.	February 22, 2016	2,649
Total		$ 3,188

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year December 31, 2015, noting no differences with the exception of net operating revenues, which were lower per the Form SIPC-7 when compared to the audited Form X-17A-5 as a result of deductions for bad debt expense and bank interest income;

3. Compared adjustments reported in Form SIPC-7 for bad debt expense and bank interest income with the Company's general ledger, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Read the current assessment, noting there was no overpayment applied.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Atlanta, Georgia

February 22, 2016

NEXTGEN CAPITAL MARKETS, LLC
SCHEDULE OF ASSESSMENT AND PAYMENTS
GENERAL ASSESSMENT RECONCILIATION (FORM SIPC-7)
FOR THE YEAR ENDED DECEMBER 31, 2015

Revenues per Form X-17A-5	$ 1,273,461
Revenues per Form SIPC-7	1,273,461
Difference	-
Deductions:	
Bad debt expense	(6,000)
Bank interest income	(2,699)
Total	(8,699)
SIPC Net Operating Revenues per Form X-17A-5	1,270,762
SIPC Net Operating Revenues per Form SIPC-7	1,264,762
Difference	6,000
Assessment payments per Form X-17A-5	3,188
Assessment payments made during 2015 and 2016	3,188
Remaining amount due	$ -

See Agreed-Upon Procedures Report

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended DECEMBER 31, 2015

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-069418 FINRA DEC

NextGen Capital Markets LLC
3715 Northside Pkwy Suite 1-250
Atlanta GA 30327

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Michael O. Brown 404-303-8840

2. A. General Assessment (item 2e from page 2) $ 3,162

B. Less payment made with SIPC-6 filed (exclude interest) ((513))

Oct 2015
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 2,649

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 2,649

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

NextGen Capital Markets LLC
(Name of Corporation, Partnership or other organization)

[signature] Digitally signed by cb16ed2bd92a6201
(Authorized Signature)
DN: CN=Token Signing Public Key
Reason: I am the author of this document
Date: Friday, February 19, 2016 4:14:04 PM

Dated the 19th day of February, 2016.

Financial & Operations Principal
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning Jaunary 1, 2015
and ending December 31, 2015

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1,273,461

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business.
(See Instruction C):

Bad debt expense	(6,000)
Bank interest income	(2,699)

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $ 1,264,762

2e. General Assessment @ .0025 $ 3,162

(to page 1, line 2.A.)